mCig, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

July 21, 2014

Via Edgar

Re: mCig, Inc.

Amendment No. 3 to Form 10-K for the year ended April 30, 2013

Amendment No. 1 to Form 10-Q for the quarter ended January 31, 2014

Filed May 30, 2014

Form 8-K/A reporting an event dated September 23, 2013

Form 8-K/A reporting an event dated May 23, 2014

Filed May 29, 2014

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 28, 2014 concerning mCig, Inc. and the filings referenced above (the “Company”).

Form 8-K/A filed May 29, 2014 reporting an event dated September 23, 2013

1.      We note your response to comment 1 of our letter dated May 2, 2014. Please revise your future filings, amend your Form 8-K reporting an event dated September 23, 2013, and amend your quarterly reports for the periods ended October 31, 2013 and January 31, 2014 to disclose the impact on the company and its shareholders of the issuance of the Series A Preferred Stock to your CEO and sole director, Mr. Paul Rosenberg, on September 23, 2013 without designating the conversion ratio. For example,

•         Disclose that shareholders do not know the amount of dilution they will experience or the amount of Mr. Rosenberg’s beneficial ownership in the company until the conversion ratio is designated;

We noted your comment and will include the following disclosure:

On July 16, 2014, the Board of Directors approved the conversion rate of ten for one (ten shares of common stock for each share of Series A Preferred Stock). In addition, the Board of Directors reduced the number of shares of Series A Preferred Stock to the amount issued and outstanding (23,000,000) and executed a lock up agrement such that Mr. Rosenberg cannot convert the Series A Convertible Preferred Stock until after the year ended April 30, 2015. A Current Report on Form 8-K was filed on July 18, 2014 and an Amendment to the Articles of Incorporation was filed with the State of Nevada (to be incldued, upon receipt of the stamped filed copy, as an Exhbit to the Company’s Form 10-K for the year ended April 30, 2014). The intent of this action ws to allow Mr. Rosenberg, who cancelled  230,000,000 shares of our common stock held by Mr. Rosenberg in exchange for 23,000,000 shares of the Company's Series A Preferred Stock, to be placed back in the position he was in prior to the exchange of common stock for preferred. Mr. Rosenberg undertook this action in the best interests of the shareholders in order to provide the availability of additional shares of common stock for prospective mergers or acquisitions. As Mr. Rosenberg is the sole director and holds the majority of capital voting shares, the decision was subjective and based upon his best judgment and his fiduciary duty to the shareholders. As the sole director and the holder of the majority of capital voting shares there is a risk that Mr. Rosenberg can reverse his decision or convert his Series A Convertible Shares after April 30, 2015, significantly diluting the common stock.  There are no plans or intentions for Mr. Rosenberg to convert his Series A Preferred Stock at present or after April 30, 2015.

•         Disclose that it is Mr. Rosenberg, as the company’s sole director, who has the sole authority to designate the conversion ratio. Discuss the conflicts of interest that arise from this situation;

See the response above.

•         Discuss why Mr. Rosenberg, as the company’s sole director, chose not to designate the conversion ratio of the Series A Preferred Stock either at the time he designated the terms of the Series A Preferred Stock and issued it to himself in September 2013, at the time when he determined to amend the articles of incorporation in April 2014 to clarify the terms of the Series A Preferred Stock, or to date;

There was an underlying intent to provide for a conversion ratio for the Series A Shares that would permit Mr. Rosenberg to be placed in the position where he was prior to the exchange of common stock for preferred.  However, the Company did not fulfill any of the administrative requirements to complete this step.  That action has now been taken.

•         Disclose that Mr. Rosenberg, as the company’s sole director, could chose to issue the remaining 27 million authorized Series A preferred stock without designating the conversion ratio and without shareholder approval. He could also issue additional Series A preferred stock and designate a highly dilutive conversion ratio; and

We have noted your comment and included the disclosure that the Board of Directors reduced the number of shares of Series A Preferred Stock to the amount issued and outstanding (23,000,000). Thus, additional Series A Convertible Preferred Stock cannot be issued unless authorized.

•         Disclose if and when Mr. Rosenberg intends to designate the conversion ratio and discuss what factors he will consider when making the determination.

See response above.

2.      Since the conversion ratio has not been designated and could be any ratio, please remove your statement that, since the Series A preferred stock has 10 votes per share, “a logical conversion ratio for Mr. Rosenberg’s 23,000,000 Series A preferred shares would be 10:1 indicating the Preferred shares are exchangeable into 230,000,000 common shares in the Company.”

We noted your comment and will include the following disclosure:

On July 16, 2014, the Board of Directors approved the conversion rate of ten for one (ten shares of common stock for each share of Series A Preferred Stock). In addition, the Board of Directors reduced the number of shares of Series A Preferred Stock to the amount issued and outstanding (23,000,000) and executed a lock up agrement such that Mr. Rosenberg cannot convert the Series A Convertible Preferred Stock until after the year ended April 30, 2015. A Current Report on Form 8-K was filed on July 18, 2014 and an Amendment to the Articles of Incorporation was filed with the State of Nevada (to be incldued, upon receipt of the stamped filed copy, as an Exhbit to the Company’s Form 10-K for the year ended April 30, 2014). The intent of this action ws to allow Mr. Rosenberg, who cancelled 230,000,000 shares of our common stock held by Mr. Rosenberg in exchange for 23,000,000 shares of the Company's Series A Preferred Stock, to be placed back in the position he was in prior to the exchange of common stock for preferred. Mr. Rosenberg undertook this action in the best interests of the shareholders in order to provide the availability of additional shares of common stock for prospective mergers or acquisitions. As Mr. Rosenberg is the sole director and holds the majority of capital voting shares, the decision was subjective and based upon his best judgment and his fiduciary duty to the shareholders. As the sole director and the holder of the majority of capital voting shares there is a risk that Mr. Rosenberg can reverse his decision or convert his Series A Convertible Shares after April 30, 2015, significantly diluting the common stock.  There are no plans or intentions for Mr. Rosenberg to convert his Series A Preferred Stock at present or after April 30, 2015.

Form 8-K/A filed May 29, 2014 reporting an event dated May 23, 2014

3.      We note your response to comment 2 of our letter dated May 2, 2014. Please advise what consideration was provided for the amended stock purchase agreement.

No consideration was provided to the previous owners of Vapolution, Inc. in terms of any additional compensation not already disclosed in the stock purchase agreement as part of the amended stock purchase agreement.

Form 10-Q/A for the Quarterly Period Ended January 31, 2014

Note 3. Business Acquisitions and Goodwill, pages 11-13

4.     We note your response to comment 4. You state that the “former Vapolution, Inc. shareholders have autonomous control over the day-to-day operations of the Company while the Board of Directors of mCig, Inc. will have ultimate control over the business decisions within Vapolution, Inc.” In addition, the “former Vapolution, Inc. shareholders have just one (1) year to rescind the agreement and return to full ownership of the Company.” Please tell us in more detail the specific factors you considered in concluding that you have control over Vapolution, Inc. (Vapolution).

As reported in paragraph 810-10-15-3 all reporting entities shall apply the guidance in the Consolidation Topic to determine whether and how to consolidate another entity and apply the applicable Subsection as follows:

If the reporting entity has an investment in another entity that is not determined to be a VIE, the reporting entity should use the guidance in the General Subsections to determine whether that interest constitutes a controlling financial interest. Paragraph 810-10-15-8 states that the usual condition for a controlling financial interst is ownership of a majority voting interest, directly or indirectly, of more than 50% oft he outstanding voting shares.

As reported per paragraph 810-10-15-10, a reporting entity shall apply consolidation guidance for entities that are not in the scope oft he Variable Interest Entities Subsections as follows:

All majority owned subsidiaries – all entities in which a parent has a controlling financial interest – shall be considered.

It was determined that none oft he exceptions to the rule apply in our consolidation.

Paragraph 805-10-25-1 of the ASC requires an entity to determine whether a transaction is a business combination. In a business combination, an acquirer might obtain control of an acquiree in a variety of ways. The following considerations allowed us to conclude that we have control over Vapolution, Inc.:

A. Effective May 1st 2014, Vapolution’s accounting duties were transferred from in-house (management previously maintained its financials with the assistance of an outside CPA firm) to the mCig’s internal accounting team in-charge of all of the Company’s financials.This change will allow the Board to have a better grasp on Vapolution’s day to day performance.

B. All purchases over $250 must be approved by Paul Rosenberg, CEO of mCig, Inc. and Vapolution, Inc.

C. Vapolution’s previous owners are working hand-in-hand on designing Vapolution vaporizer 3.0 with the Engineering staff of mCig. mCig has taken the lead in this endeavor.

D. Patrick Lucey, previous owner of Vapolution has been appointed Chief of Technology at mCig, Inc. effective July 2014. As a result, he is the Chief of Technology for mCig and all of its affiliates, including Vapolution, Inc..

E. mCig, Inc.’s marketing department is spearheading the marketing of Vapolution, Inc. This is evident as the first order of business after the acquisition was the re-design of Vapolution’s website.

F. The Board prepares monthly assessments of Vapolution’s company performance and overall brand results. The Board has final say over new hires, new product launches and management performance.

G. mCig maintains all of Vapolution’s voting stocks.

5.      We note your response to comments 3 and 5. As previously requested, please disclose the revenues and earnings of Vapolution since January 23, 2014 (acquisition date) included in your consolidated statements of operations for the three and nine months ended January 31, 2014. In addition, please disclose the supplemental pro forma revenue and earnings of the combined entity for the nine months ended January 31, 2014 and 2013 as though the business combination had occurred as of May 1, 2012. We note your disclosures on pages 20 and 21. Please refer to ASC 8 05-10-50-2(h).

Revenues and earnings of Vapolution, Inc. since January 23, 2014 (acquisition date) included in our consolidated statements of operations for the nine months ended January 31, 2014:

Revenues

Sales of the home-use vaporizers for the nine months ended January 31, 2014 and 2013 were $11,189 and $0, respectively. This figure only includes nine days from the date of acquisition of Vapolution, Inc. on January 23, 2014.

Cost of Goods Sold

Cost of goods sold for Vapolution, Inc. for the nine months ended January 31, 2014 and 2013 were $215 and $0, respectively. This figure only includes nine days from the date of acquisition of Vapolution, Inc. on January 23, 2014.

Expenses

Expenses for Vapolution, Inc. for the nine months ended January 31, 2014 and 2013 were $2,411 and $0, respectively. This figure only includes nine days from the date of acquisition of Vapolution, Inc. on January 23, 2014. For the nine months ended January 31, 2014, Vapolution Inc. operational expenses consisted of $2,411 of general and administrative expenses. These general and administrative expenses consist of bank service charges, rent, telephone expenses, postage and delivery, payroll expenses and utilities. As previously noted, for the nine months ended January 31, 2013, no expenses were included from Vapolution, Inc.

Revenues and earnings of Vapolution, Inc. since January 23, 2014 (acquisition date) included in our consolidated statements of operations for the three months ended January 31, 2014:

Revenues

Sales of the home-use vaporizers for the three months ended January 31, 2014 and 2013 were $11,189 and $0, respectively. This figure only includes nine days from the date of acquisition of Vapolution, Inc. on January 23, 2014.

Cost of Goods Sold

Cost of goods sold for Vapolution, Inc. for the three months ended January 31, 2014 and 2013 were $215 and $0, respectively. This figure only includes nine days from the date of acquisition of Vapolution, Inc. on January 23, 2014.

Expenses

Expenses for Vapolution, Inc. for the three months ended January 31, 2014 and 2013 were $2,411 and $0, respectively. This figure only includes nine days from the date of acquisition of Vapolution, Inc. on January 23, 2014. For the three months ended January 31, 2014, Vapolution Inc. operational expenses consisted of $2,411 of general and administrative expenses. These general and administrative expenses consist of bank service charges, rent, telephone expenses, postage and delivery, payroll expenses and utilities.  As previously noted, for the three months ended January 31, 2013, no expenses were included from Vapolution, Inc.

Supplemental Pro Forma Revenue and Earnings of the Combined Entity as though the Business Combination (mCig and Vapolution) had occurred as of May 1, 2012 for the Nine Months Ended January 31, 2014 Compared to the Nine Months Ended January 31, 2013 (unaudited):

Revenues

Sales of the home-use vaporizers for the nine months ended January 31, 2014 and 2013 were $153,331 and $360,763, respectively. Significant decrease in sales is mainly due to the change in the ownership within Vapolution, as one of the original owners left the organization during this time period. Furthermore, Vapolution experienced a large decrease in the demand of its home-use vaporizers, as the model was deemed outdated compared to its competitors.

Cost of Goods Sold

Cost of goods sold associated with the sale of the home-use vaporizers by Vapolution, Inc. for the nine months ended January 31, 2014 and 2013 were $20,606 and $90,759, respectively. The significant decrease in the cost of goods sold amount year-over-year, is directly correlated to the significant decrease in the demand and output of the home-use vaporizers by Vapolution.

Note 4. Stockholders’ Equity, Preferred Stock, page 14

6.     We note your response to comment 8. We also note that the agreement dictates that the Series A Preferred Stock can be convertible into ten shares of your common stock. But your response to comment 1 states that “there were no set conversion terms for the Series A preferred stock” and the “Board of Directors determines the stated number of the Company’s common stock shares into which the Series A preferred shares can be converted into.” Please tell us how you applied the guidance in ASC 815-40 in evaluating whether the convertible feature for the Series A Preferred Stock is an embedded derivative that you should separate from the preferred stock host and account for at fair value under ASC 815.

On July 16, 2014, the Board of Directors approved the conversion rate of ten for one (ten shares of common stock for each share of Series A Preferred Stock). In addition, the Board of Directors reduced the number of shares of Series A Preferred Stock to the amount issued and outstanding (23,000,000) and executed a lock up agrement such that Mr. Rosenberg cannot convert the Series A Preferred Stock until after the year ended April 30, 2015

The Certificate of Designation of the rights and preferences of the Series A Preferred Stock did not incldue a converion feature.  Therefore, without the Company revision of the rights and prefrences, the Series A Preferred Stock could not be converted into common stock. When the Series A Preferred Stock had the additional right to conversion attached on June 16, 2014, an embedded derivative that should be separate from the preferred stock host and account for at fair value under ASC 815 msut be considered and incldued in teh financial statements for the first quarter ended July 31, 2014.

Note 5. Related Party Transactions, page 15

7.      We note your response to comment 9. Please confirm to us that the 500,000 shares of common stock owed to Mr. Linkhorst is subject to his monthly services as COO and earned by him on a monthly basis. Also confirm to us that if Mr. Linkhorst does not provide such services, you are not obligated to issue him the remaining balance of the 500,000 shares of common stock he has not earned.

The 500,000 shares of mCig, Inc. common stock owed to Mr. Linkhorst is subject to his monthly services as COO and earned by him on a monthly basis. However, if Mr. Linkhorst does not provide such services, mCig is not obligated to issue him the remaining balance of the 500,000 shares of common stock he has not earned.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

8. We note your response to comment 11. Please advise whether the share issuances were pursuant to the earn-out provision or were, instead, the consideration due under Section 1.1a of the amended stock purchase agreement.

Share issuances were the consideration due under Section 1.1a of the amended stock purchase agreement between mCig, Inc. and Vapolution, Inc.

The Company hereby acknowledges:

•          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•          Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional requests please contact the undersigned at the number above.

Thank you for your time and attention.

Sincerely,

/s/        Paul Rosenberg

Paul Rosenberg, CEO

mCig, Inc.